A special shareholder meeting was held for shareholders of the AllianzGI Behavioral Advantage Large Cap Fund (the "Fund") on October 21, 2015 to consider the reorganization of Fund with and into the Fuller & Thaler Behavioral Core Equity Fund. The shareholders of the Fund voted as indicated below:

For 1,280,747

Against 865

Abstain 3,843

A special shareholder meeting was held for shareholders of the AllianzGI Global Water Fund (the "Fund") on November 4, 2015 to consider an amendment to the Fund's fundamental investment restriction with respect to industry concentration.

The shareholders of the Fund voted as indicated below:

For 11,360,634

Against 343,798

Abstain 987,423